[Huntsman Corporation Letterhead]

December 21, 2011

Via EDGAR Transmission and Express Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attn:                    Terence O’Brien, Accounting Branch Chief

Tracey McKoy

Al Pavot

Re:                             Huntsman Corporation

Form 10-K for the fiscal year ended December 31, 2010

Filed February 17, 2011

File No. 001-32427

Ladies and Gentlemen:

We are submitting this correspondence in response to the comments provided in your letter dated December 14, 2011 with respect to our Annual Report on Form 10-K referenced above (the “2010 10-K”). For your convenience, we have repeated each of your comments below in the order presented in your letter, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 19 — Income Taxes, page F-69

1.               You disclose on page F-73 that during 2010 you released valuation allowances of $20 million on certain net deferred tax assets, which represents 63% of net income for the 2010 fiscal year. Given the impact to your income statement, in future filings please provide a more robust discussion of the underlying reasons for material changes in your allowance account. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will provide additional information regarding the underlying reasons for material changes in our allowance account.

Note 31 — Selected Unaudited Quarterly Financial Data, page F-113

2.               In future filings, please disclose herein any unusual accounting items that materially impacted the results of any quarter. In this regard we note the aggregate $30 million Sasol-Huntsman error correction and cross currency swap income recorded in the June 30, 2010 quarter which apparently comprised $.09 of the reported $.21 diluted EPS for the quarter. See ASC 270-10-50 and Item 302(a)(3) of Regulation S-K.

Response:

In future filings, we will disclose additional information regarding any unusual accounting items that materially impacted our results for the applicable period.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Management’s Discussion and Analysis of Financial condition and Results of Operations, page 70

3.               It is not clear why your 2011 third quarter receivables increased by 9% relative to the prior third quarter whereas your 2011 third quarter sales increased by 24% over your 2010 third quarter sales. Further, it is not clear how much the 2011 reclassification of Chinese receivables referenced on page 14 impacted your reported receivables and the associated comparability with prior periods. Please explain to us why you made this reclassification. Also, in future filings, please provide a disclosure in MD&A that enables a reader to better understand the impact of your accounting changes and the specific reasons why your accounts and notes receivables account variance is not fully explainable by the corresponding change in the sales variance. Please specifically address any changes in your revenue recognition policies and/or the aging of your receivables portfolio. A more complete explanation of your receivables variances is also necessitated by the direct material impact on your reported operating cash flows and liquidity. See Section 510.14 of the Financial Reporting Codification.

Response:

In response to your comment, we have enumerated here the reasons for the seemingly disproportionate increases between 2011 third quarter over 2010 third quarter sales (24%) and 2011 third quarter over 2010 third quarter accounts receivable (9%).  The majority of the 15 percentage points difference in increase (24% - 9%) was due to the impact of foreign currency translation—representing eight percentage points. Most of the remaining difference was due to a decrease in days sales outstanding in accounts receivable—representing four percentage points. This decrease in days sales outstanding was due to a combination of better receivables management and normal period-to-period fluctuations. The effect of the reclassification made up the remaining three percentage points of the overall 15 percentage points difference.

We conduct various business transactions in China where it is common for payments to be made using bank accepted drafts as a way to manage non-payment risk.  These bank accepted drafts are promised future payments accepted and guaranteed by a bank and drawn on a deposit at the bank.  The banker’s acceptance specifies the amount of money, the date and the person to which the payment is due. After acceptance, the draft becomes an unconditional liability of the bank. The holder of the bank accepted draft can sell (exchange) it for cash at a discount to a buyer who is willing to wait until the maturity date for the funds in the deposit.  Bank accepted drafts are used as a form of currency to settle obligations.

Prior to our 2011 reclassification, our use of bank accepted drafts was minimal and the amounts we held at period-ends were not significant.  The amount of bank accepted drafts held in accounts receivable at December 31, 2010, 2009 and 2008 was $51 million, $15 million and $19 million, respectively.  Bank accepted drafts with maturities of 90 days or less (at the date of receipt) were appropriately reflected as cash equivalents, for which the accounting and classification has not changed.  However, as our operations in China have grown, our use of bank accepted drafts, while not yet material, has become more significant.  As a result, we examined these transactions and concluded from the facts noted above that bank accepted drafts with a maturity of greater than 90 days (at the date of receipt) are more appropriately reflected as other current assets.  This reclassification represents a change from one acceptable classification to another more acceptable classification as bank accepted drafts have characteristics of both receivables and investments.  We believe that these bank accepted drafts more closely represent short-term investments.  Accordingly, beginning in 2011, we reclassified bank accepted drafts in China with maturities greater than 90 days (at the date of receipt) from accounts receivable to other current assets.  Prior period amounts presented in comparative financial statements were reclassified to conform to the 2011 reclassification.  Accordingly, the balances as of December 31, 2010, which were presented in our Form 10-Q for the fiscal quarter ended September 30, 2011, were reclassified while the balances as of September 30, 2010 had not been reclassified since they were not presented as comparative amounts in any 2011 financial statements. This reclassification had no impact on our reported revenues or earnings, nor did it result in any changes to our revenue recognition policy.

In future filings, we will provide additional disclosure in MD&A to enable readers to better understand the impact of our accounting changes and the specific reasons as to why our accounts and notes receivables account variance is not fully explainable by the corresponding change in the sales variance.  We will also address in greater detail any changes in our revenue recognition policies and/or the aging of our accounts receivables portfolio.

4.               In future filings, please disclose in the Liquidity section of MD&A the extent to which any existing cross-default provisions can impact your compliance with your debt covenants. See Section 501.13 of the Financial Reporting Codification.

Response:

In future filings, we will provide disclosure in the Liquidity section of MD&A regarding the potential impact of cross-default provisions under our debt covenants.

Form 8-K filed August 5, 2010

5.               We note your disclosure that “management uses Adjusted EBITDA to assess financial performance in comparison to prior periods and to provide additional information regarding operational performance.” You cite the same basis for the manner in which you calculate “Adjusted net income.” Your calculations appear to be very specific and are generally modified each period to encompass non-recurring items occurring in current periods. Consequently, there is a concern that readers may not fully understand why you chose not to exclude the $15 million Sasol-Huntsman non-cash, non-recurring error correction or the $15 million non-recurring reduction to interest expense related to a cross currency swap. It is not clear how your decision to include the error correction in your non-GAAP financial measures is consistent with the expressed purpose of the measure, particularly given that the error relates to periods dating back to 1997. Further, it is not clear how you determined that it was useful to exclude the loss on debt extinguishment but not useful to exclude the non-recurring gain on the debt-related swap. Your decision to retain these two non-recurring gains in your calculations resulted in June 30, 2010, quarterly Adjusted EBITDA and Adjusted net income measures that were approximately 13% and 30% higher than these same measures exclusive of these items. In the future, please provide a disclosure that reconciles the expressed purposes of your non-GAAP financial measures with any determination to retain material, non-recurring items. See Section 100(b) of Regulation G. Corresponding changes should also be made in your future forms 10-K given the adjusted net income measures included in MD&A.

Response:

In the future, we will provide disclosure that reconciles the expressed purposes of our non-GAAP financial measures with any determination we may make to retain material non-recurring items.

Huntsman Corporation further acknowledges that

•                  it is responsible for the adequacy and accuracy of disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact the undersigned at (801) 584-5700 or Nathan W. Jones at Stoel Rives LLP at (801) 578-6943.

Very truly yours,

HUNTSMAN CORPORATION

/s/ James R. Moore
James R. Moore
Executive Vice President, General Counsel and Secretary

cc:                                 J. Kimo Esplin

L. Russell Healy

Randy W. Wright

Sean H. Pettey

Nathan W. Jones